FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate

Singapore 787498

March 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	FBS Global Limited
Amendment No. 9 to Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-269469

Ladies and Gentlemen:

By letter dated March 26, 2024, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided FBS Global Limited (the “Company”) with a comment on the Company’s Registration Statement on Form F-1, described above. This letter contains the Company’s response to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 10 to Registration Statement on Form F-1 (as amended, the “Registration Statement”). We have restated the comment and our reply below:

Explanatory Note, page i

1.	We note your statement that the Resale Prospectus Shareholders will participate in a potential resale. Please revise to state, if true, that the Resale Prospectus Shareholders will sell shares only once such shares are listed on the Nasdaq Capital Market and that the Resale Prospectus Shareholders will sell shares only once the primary offering has closed. Make consistent revisions in the alternate pages. In this regard, you should revise to leave room to provide the market price of the securities as of the latest practicable date, once available and when you utilize a separate prospectus for the resale transaction.

In response to the Staff’s comment, we have revised the Explanatory Note, the risk factor related to resale shares, and the Alternate pages in the Resale Prospectus to make clear that the resale shares will be offered after the primary offering shares are sold and added disclosure to provide the market price of the securities as of the latest practicable date in the resale prospectus.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

FBS Global Limited

/s/ Kelvin Ang
By:	Kelvin Ang
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood